NEMUCORE MEDICAL INNOVATIONS INCORPORATED
55 UNION STREET • WORCESTER MA 01608
508-762-1017 • WWW.NEMUCORE.COM



William S. (Sandy) White
Chief Operating Officer & Chief Business Officer

William S. White is the former CEO of Icon Bioscience and has over 25 years of broad pharmaceutical industry experience, including general management, global corporate development/licensing, R&D and technology commercialization. He previously served as Vice President of R&D/Commercial Development & Planning at Storz Ophthalmics, a division of American Home Products; President/Business Leader of Integrated Protein Technologies, a unit of Monsanto and CEO of BioCache Pharmaceuticals, Inc. He has also served on the boards of BioCache Pharmaceuticals, CropTech Corporation (Chairman) and Nemucore Medical Innovations, Inc.